UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 3rd 2021

GAL Note N°81/2021

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSAS Y MERCADOS ARGENTINOS S.A.

Argentine Stock Exchange

Sarmiento 299

Technical and Negotiable Securities Management

Ref: EDENOR S.A. - Material Fact. -

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”), in compliance with current regulations, to inform that on the day of the date, the national regulator of electricity (Enre) completed the notification of a lawsuit against the company, the procedure was presented before the Federal Administrative Administrative Court No. 10, by means of which it claims differences by the sum of $ 1,652,883,213 plus interest since 07.17.17 for the amounts of the penalties already paid by company in December 2015 to its users, included in points 9.2.1 and 9.2.2, Annex X, of the Acta Acuerdo UNIREN of 2005. Said penalties corresponded to bonuses arranged in favor of users in cases of Non-compliance with provisions or parameters related to individual situations Calculated in relation to the amount of the average monthly billing of the user, by events prior to the year 2002. The Company analyzed together with its legal advisors the terms of the lawsuit and the defense strategy, in the understanding that the payment timely performed by Edenor is adjusted to Law, it was a cancellation payment and did not involve prejudice to users.

Yours faithfully,

Gabriela L. Chillari

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: June 26, 2021